UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

IEC Electronics Corp.

(Name of Subject Company (Issuer))

CTI Acquisition Corp.

(Offeror)

a direct, wholly-owned subsidiary of

Creation Technologies International Inc.

(Parent of Offeror)

Alan E. Goldberg

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number of Class of Securities)

James W. Hackett, Jr.

General Counsel and Head of Acquisitions

Creation Technologies Inc.

One Beacon Street

Boston, Massachusetts 02108

Telephone: (877) 734-7456

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

William P. Gelnaw, Jr.

John R. Pitfield

Choate, Hall & Stewart LLP

Two International Place

Boston, Massachusetts 02110

(617) 248-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$176,771,474.95	$19,285.77

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 10,667,587 shares of common stock, par value $0.01 per share (the “Shares”), of IEC Electronics Corp., a Delaware corporation (the “Company”) outstanding multiplied by the offer price of $15.35 per Share; (ii) 151,700 Shares reserved for issuance upon the settlement of all outstanding unvested restricted stock unit awards (“Unvested RSUs”), including both time-based and performance-based restricted stock units, multiplied by the offer price of $15.35 per Share; and (iii) 696,770 Shares issuable pursuant to outstanding options (“Options”), multiplied by the offer price of $15.35 per share. The foregoing Share figures have been provided by the Company to the Offeror and are as of August 20, 2021, the most recent practicable date.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2021, issued August 26, 2020, is calculated by multiplying the Transaction Valuation by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,285.77	Filing Party: CTI Acquisition Corp.
Form or Registration No.: Schedule TO-T	Date Filed: August 26, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by CTI Acquisition Corp., a Delaware corporation (the “Offeror”), Creation Technologies International Inc., a Delaware corporation (“Parent”), and Alan E. Goldberg (“Mr. Goldberg”), an individual affiliated with certain private equity funds managed by Goldberg Lindsay & Co. LLC, some of which are the beneficial owners of a controlling interest in Parent and Offeror. The Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding shares (“Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of IEC Electronics Corp., a Delaware corporation (the “Company”) at a purchase price of $15.35 per Share (the “Offer Price”), in cash, net of applicable withholding, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO and is supplemented by the information specifically provided in the Schedule TO. The Agreement and Plan of Merger, dated as of August 12, 2021, by and among Parent, the Offeror, Creation Technologies Inc., a Delaware corporation (“Guarantor”) and the Company (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of the Schedule TO. Unless otherwise indicated, any references to sections in this Schedule TO are references to sections of the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11, as reflected below.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

At 5:00 p.m., New York City time, on October 4, 2021, the Offer expired as scheduled. Offeror was advised by the depository for the Offer that, as of the expiration of the Offer, a total of 7,731,697 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 72.5% of the outstanding Shares as of the expiration of the Offer. In addition, the depository advised that notices of guaranteed delivery have been delivered with respect to 372,889 additional Shares, representing approximately 3.5% of the outstanding Shares as of the expiration of the Offer.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Tender Condition to the Offer. All conditions to the Offer having been satisfied, Offeror irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Following the consummation of the Offer, Parent and Offeror intend to complete the acquisition of the Company through the merger of Offeror with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law, with no stockholder vote required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), any Shares not purchased pursuant to the Offer (other than Shares (i) owned by the Company’s stockholders who perfected their statutory rights of appraisal under Delaware law in connection with the Merger as described in Section 16 — “Appraisal Rights” of the Offer to Purchase, (ii) then owned by the Parent or the Company, as treasury stock or otherwise, or any of their respective direct or indirect wholly-owned subsidiaries, or (iii) irrevocably accepted for purchase in the Offer) will be cancelled and converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes.

Following the Merger, the Shares will be delisted and will cease to trade on Nasdaq.

The press release announcing the consummation of the Offer is attached hereto as Exhibit (a)(5)(G).

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT INDEX

(a)(5)(G)	Press Release issued by IEC Electronics Corp. and Creation Technologies Inc. on October 5, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTI ACQUISITION CORP.

By:	/s/ James W. Hackett, Jr.
Name:	James W. Hackett, Jr.
Title:	President, Chief Executive Officer and Secretary

CREATION TECHNOLOGIES INTERNATIONAL INC.

By:	/s/ James W. Hackett, Jr.
Name:	James W. Hackett, Jr.
Title:	Vice President and Secretary

/s/ Alan E. Goldberg
Alan E. Goldberg, Individually as controlling person of the funds affiliated with Goldberg Lindsay & Co., LLC that own a controlling interest in CTI Acquisition Corp. and Creation Technologies International Inc.

Dated October 5, 2021

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